Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Hitch Hotel, Inc.
24852 Avenue Rockefeller
Santa Clarita, CA 91355
www.hitchhotel.com

Up to $1,070,000.00 in Common Stock at $5.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Hitch Hotel, Inc.
Address: 24852 Avenue Rockefeller, Santa Clarita, CA 91355
State of Incorporation: DE
Date Incorporated: April 21, 2015

Terms:

Equity

Offering Minimum: $10,000.00 | 2,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 214,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $235.00

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Perks and Investment Incentives*

Early Bird:

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 20% bonus shares

Early Bird Bonus

Invest within the next 8 days and receive an additional 15% bonus shares

Volume-Based:

$235+

Welcome to the Family

Invest $235+ | Receive $500 off any Hitch Hotel product

$500+

Just Some Fresh Air

Invest $500+ | Receive $1,000 off any Hitch Hotel product.

$1,000+

Bring the S'mores

Invest $1,000+ | Receive $2,000 off any Hitch Hotel product.

$2,500+

Don't Forget the Cooler

Invest $2,500+ | Receive $2,500 off any Hitch Hotel product.

$5,000+

Road Trip!

Invest $5,000+ | Receive $2,500 off any Hitch Hotel product and 5% bonus shares.

$15,000+

Hit the Gas

Invest $15,000+ | Receive $2,500 off any Hitch Hotel product and 10% bonus shares.

$25,000+

Let’s Drive Across Country

Invest $25,000+ | Receive $2,500 off any Hitch Hotel product and 15% bonus shares. Become a part of our Investor/Owners Club.

**All perks occur when the offering is completed.*

" The discount coupon for the HH product can be transferred to any family member or friend"

The 10% Bonus for StartEngine Shareholders

Hitch Hotel, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $5/ share, you will receive 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Hitch Hotel is an expandable, lightweight, traveling hotel. The Hitch Hotel sleeps 2 people comfortably, off the ground and in a secure environment and requires minimal setup. Hitch Hotel stores almost anywhere and requires only 3' x 5' space. The RV and Camping markets have grown over 200% in the last 8 years and Hitch Hotel is poised to capitalize on that. Hitch Hotel is innovating the global outdoor adventure market by providing a low price point and alternative for those who do not have the storage space.

Hitch Hotel has created alliances with both Chinese and U.S. Manufacturers to build complete Hitch Hotel Units. If we continue on our current trajectory, we believe we will be able to continue our online sales and build our dealer network worldwide. At the present time, we have verbal commitments from dealers and distributors across the Globe.

Hitch Hotel Inc. previously operated as a California S-Corp (Hitch Hotel, Inc.) on April 21, 2015 and merged into the Delaware C-Corp conducting this Offering on December 11th, 2019.

Competitors and Industry

Presently Hitch Hotel has limited competition. Alternatives such as single-axle trailers 20ft. and under, exceed 10% of the total travel trailer market. They cost twice as much and require a larger storage footprint. Travel Trailers and Recreational vehicles sales will exceed 465,000 units by the end of 2020. Rooftop tents are the fastest growing market segment of this market but do not offer the security of the Hitch Hotel and must be collapsed when the car is in use.

Current Stage and Roadmap

Hitch Hotel is finalizing its production model for mass production. We are currently working on designs for the 4 other Hitch Hotel products due in 2020-2021. The Hitch Hotel Classic is ready to be produced. All prototyping has been completed. The Hitch Hotel Traveler is in its final prototype stages and will be ready to be produced in the coming months.

The Team

Officers and Directors

Name: Geoff Patterson

Geoff Patterson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO- Co Founder
  Dates of Service: April 22, 2015 - Present
  Responsibilities: Product Development, marketing, and overseeing manufacturing. There will be $75K allocated for salary once Hitch Hotel is profitable, and so far 853,000 shares of Common Stock have been issued to Geoff Patterson.

- **Position:** Director
  Dates of Service: April 22, 2015 - Present
  Responsibilities: Director

Name: Gil Goren

Gil Goren's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President Co-Founder
  Dates of Service: April 15, 2018 - Present
  Responsibilities: Sales, Marketing, Ambassador

- **Position:** Sales and Marketing
  Dates of Service: April 14, 2018 - Present
  Responsibilities: Outside and Inside Sales. Marketing via Social Media and other platforms. Outside Sales and Marketing. There will be $75k allocated for salary but no equity compensation until Hitch Hotel is profitable.

Other business experience in the past three years:

- **Employer:** ACME Made in America
  Title: Sales Director
  Dates of Service: April 14, 2014 - March 07, 2018
  Responsibilities: Sales

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to

provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the outdoor recreation vehicle industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering equity in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will

choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of product, portable and expandable hotel units. Our revenues are therefore dependent upon the market for such product.

We may never have an operational product or service
It is possible that there may never be an operational Hitch Hotel or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company’s making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our vanadium flow battery. Delays or cost overruns in the development of our vanadium flow batteries and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you are granting the right to vote, by proxy to the CEO and his or her successor. In addition, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and

adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Hitch Hotel, Inc. was formed on April 21, 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Hitch Hotel, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns 5 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's

intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Manufacturing internationally
Manufacturing internationally may cause problems and present risks. We manufacture our components and trailers internationally. There are many risks associated with international business. These risks include, but are not limited to, language barriers, fluctuations in currency exchange rates, political and economic instability, regulatory compliance difficulties, problems enforcing agreements, and greater exposure of our intellectual property to markets where a high probability of unlawful appropriation may occur. A failure to successfully mitigate any of these potential risks could damage our business.

Cost Control
If we are unable to adequately control the costs associated with operating our business, including our costs of manufacturing, sales and materials, our business, financial condition, operating results and prospects will suffer. If we are unable to maintain a sufficiently low level of costs for designing, manufacturing, marketing, selling and distributing and servicing our trailers relative to their selling prices, our

operating results, gross margins, business and prospects could be materially and adversely impacted. We have made, and will be required to continue to make, significant investments for the design, manufacture and sales of our trailers. There can be no assurances that our costs of producing and delivering our trailers will be less than the revenue we generate from sales at the time of the launch of such vehicle or that we will ever achieve a positive gross margin on sales of any specific trailer. We will incur significant costs related to contracting for the manufacture of our trailers, procuring the materials required to manufacture our trailers, assembling trailers and compensating our personnel. If we are unable to keep our operating costs aligned with the level of revenues we generate, our operating results, business and prospects will be harmed. Many of the factors that impact our operating costs are beyond our control. For example, the costs of our raw materials and components could increase due to shortages if global demand for these products increases.

Performance
If our trailers fail to perform as expected, we may have to recall our products and our ability to develop, market and sell our trailers could be harmed. Our trailers may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. While we intend to perform extensive internal testing, we will have a limited frame of reference by which to evaluate the performance of our trailers. There can be no assurances that we will not be required to recall products in the future. There can be no assurance that we will be able to detect and fix any defects in the trailers prior to their sale to consumers. In the future, we may at various times, voluntarily or involuntarily, initiate a recall if any of our trailers or their components prove to be defective. Such recalls, voluntary or involuntary, involve significant expense and diversion of management attention and other resources, which would adversely affect our brand image in our target markets and could adversely affect our business, prospects, financial condition and results of operations. Our trailers may not perform consistent with customers' expectations or consistent with other trailers currently available. Any product defects or any other failure of our trailers to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

Dependance
We will be dependent on our suppliers, some of which may be single or limited source suppliers, and the inability of these suppliers to continue to deliver, or their refusal to deliver, necessary components of our trailers at prices and volumes acceptable to us could have a material adverse effect on our business, prospects and operating results. We will be dependent on our suppliers, some of which may be single or limited source suppliers, and the inability of these suppliers to continue to deliver, or their refusal to deliver, necessary components of our trailers at prices and volumes acceptable to us could have a material adverse effect on our business, prospects and operating results. In addition, we have not yet established relationships with suppliers for all of our components. While we believe that we may be able to establish necessary supply

relationships as well as alternate supply relationships, we may be unable to do so at prices or costs that are favorable to us. The in ability to secure necessary suppliers or the future loss of any suppliers or any disruption in the supply of components from these suppliers could lead to delays in vehicle deliveries to our customers, which could hurt our relationships with our customers and also materially adversely affect our business, prospects and operating results.

Cost increase
Increases in costs, disruption of supply or shortage of materials could harm our business. We may experience increases in the cost or a sustained interruption in the supply or shortage of materials. Any such cost increase or supply interruption could materially negatively impact our business, prospects, financial condition and operating results.

Liability
We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims. The risk of product liability claims, product recalls, and associated adverse publicity is inherent in the manufacturing, marketing, and sale of trailers. We may become subject to product liability claims, which could harm our business, prospects, operating results and financial condition. The automobile industry experiences significant product liability claims and we face inherent risk of exposure to claims in the event our trailers do not perform as expected or malfunction resulting in personal injury or death. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our trailers and business and inhibit or prevent commercialization of other future vehicle candidates which would have material adverse effect on our brand, business, prospects and operating results. Any lawsuit seeking significant monetary damages either in excess of our insurance coverage, or outside of our coverage, may have a material adverse effect on our reputation, business and financial condition.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Geoff Patterson	853,000	Common Stock	85.3

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 214,000 of Common Stock.

Common Stock

The amount of security authorized is 4,000,000 with a total of 1,000,000 outstanding.

Voting Rights

1 vote per share. Shares sold in this offering grant their vote by proxy to the CEO or successor.

Material Rights

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Debt
  Final amount sold: $287,600.00
  Use of proceeds: Startup costs which include -Prototypes, patents, insurance, molds, travel

Date: May 15, 2015
Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020, compared to the year ended December 31, 2019.

Capital:

A total of around $128,000.00 in capital was raised in 2020. We believe this number is reflective of the worldwide economy during the global pandemic. We were not able to travel to our manufacturer in Foshan, therefore we were not able to get our manufacturing process completed before years end. Based on the above we spent roughly 47% less in fiscal year 2020 than we did in 2019.

January / June:

We spent the first quarter of 2020 preparing for our Startengine launch. Additionally, we were focused on completing the first working prototype of our newest product The Traveler. We launched our campaign in early March and within one week the global pandemic shuttered the US and global economy. In our first 2 months of our campaign going live we created an aggressive marketing campaign to gain further traction around the world. We were again seen globally and had our marketing campaign translated into multiple languages. Based on the above, we raised $32,085.00 from 49 investors. The average investment about was $655.00.

July / December:

Once we realized that our campaign was not performing the way we had hoped, we began working with our reps from Startengine to build a worldwide advertising campaign on social media. Additionally, we worked closely with our partners in Foshan to finalize our assembly line process of manufacturing. It was during this time that we were able to announce that we had joined forces with our manufacturer to allow us to distribute our product line worldwide using their partners around the globe. This, along with many other promising updates and announcements, enabled us to finish the year off by raising approximately $128,000.00 from 252 investors. The average investment was $507.00.

Historical results and cash flows:

The results are not representative in 2019 because Hitch Hotel has not taken in revenue. During that time.

The results of 2020 are not representative of Hitch Hotels ability to create revenue. The affects of Covid have delayed our ability to be able to produce product, therefore we did not take in revenue in 2020.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

In September of 2020 we began a partnership with our manufacturer in Foshan. In exchange for ownership in Hitch Hotel Inc. we have been granted $95,000.00 to begin building large scale manufacturing.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Based on our agreement with our partners in Foshan, we have the ability to build product now. Once the product is in the US, we can begin creating sales orders and taking in revenue. Startengine is a very important part of our operations, that in tandem with creating revenue should propel us into a positive cashf low position based on worldwide recognition.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Although we rely on the funds generated from the campaign, in 2020 less than 50% of our capital/resources came from Startengine.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Manufacturing will be the priority and the most costly. We believe this will allow Hitch Hotel to be also be able to pre-sell units in the Spring of 2020 to help with grow revenue.

How long will you be able to operate the company if you raise your maximum funding goal?

We project that with a mix of a maximum funding goal being raise along with our ability to begin taking orders worldwide, that we will be able to work off of those resources for at least 3 years.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We are currently in early talks with outside investors that have expressed investing anywhere from $50,000.00 to $250,000.00.

Indebtedness

- **Creditor:** Denis D'Amato
  Amount Owed: $235,000.00
  Interest Rate: 10.0%
  Maturity Date: December 18, 2022
  Note payable due in monthly installments of $1,000 including interest 6 months after first sale, at 10% per annum.

- **Creditor:** Joe and John Spect
  Amount Owed: $40,000.00
  Interest Rate: 10.0%
  Maturity Date: December 18, 2022
  Note payable due upon demand, at 10% per annum.

- **Creditor:** Dan Kyrszan
  Amount Owed: $64,500.00
  Interest Rate: 10.0%
  Maturity Date: December 12, 2022

- **Creditor:** Jeff Kantor
  Amount Owed: $64,500.00
  Interest Rate: 10.0%
  Maturity Date: December 12, 2022

- **Creditor:** Hollis Elliot
  Amount Owed: $36,000.00
  Interest Rate: 10.0%

Maturity Date: November 01, 2022

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $5,000,000.00

Valuation Details:

The COMPANY arrived at a $5,000,000 valuation by estimating a 6X EBITDA of the average over the first three years forecast and alternatively at 1X the average gross sales for the same 3-year forecast. The Company set its valuation internally, without a formal-third party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  7.0%

- *Marketing*
  15.0%
  Social Media Campaign. Facebook,Instagram and Linkedin

- *Working Capital*
  15.0%
  Keeping the lights On and paying the bills.

- *Operations*
  29.0%
  Finishing Production ready prototype for mass production roll-out.

- *Inventory*
  25.0%
  Accumulate Hitch Hotel units for expedited shipping times and purchase turn-around.

- *Company Employment*
  5.0%
  Provide food and utilities for starving entrepreneurs.

- *Research & Development*
  4.0%

New Product Development

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  7.0%

- *Inventory*
  20.0%
  Product Inventory for expedited purchase deliveries.

- *Company Employment*
  20.0%
  New Hires and existing employees.

- *Marketing*
  15.0%
  Social Media Campaigns.

- *Operations*
  24.0%
  Expand work footprint and assembly line.

- *Working Capital*
  5.0%
  Reserve

- *Research & Development*
  9.0%
  Hitch Hotel new product line

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.hitchhotel.com (hitchhotel.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/hitch-hotel

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Hitch Hotel, Inc.

[See attached]

HITCH HOTEL, INC.

REVIEWED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020 AND 2019

Rogers, Clem & Company
accountancy corporation

Rogers, Clem & Company
accountancy corporation

George R. Applebaum, CPA
Scott M. Biehl, CPA
Andy R. Jones, CPA

1067 PARK VIEW DRIVE • COVINA, CA 91724-3748 • (626) 858-5100 • FAX (626) 332-7012

Independent Accountants' Review Report

Board of Directors
Hitch Hotel, Inc.
Valencia, CA

We have reviewed the accompanying financial statements of Hitch Hotel, Inc. (a corporation), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations and changes in shareholders' deficit and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Rogers, Clem & Company
accountancy corporation

George R. Applebaum, CPA
Scott M. Biehl, CPA
Andy R. Jones, CPA

1067 PARK VIEW DRIVE • COVINA, CA 91724-3748 • (626) 858-5100 • FAX (626) 332-7012

Supplementary Information

The supplementary information included in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the review procedures applied in our review of the basic financial statements. We are not aware of any material modifications that should be made to the supplementary information. We have not audited the supplementary information and do not express an opinion on such information.

Rogers, Clem & Company

ROGERS, CLEM & COMPANY

April 26, 2021
Covina, California

HITCH HOTEL, INC.
BALANCE SHEET
DECEMBER 31, 2020 AND 2019

ASSETS

		2020		2019
CURRENT ASSETS:				
Cash	$	4,054	$	8,317
Other receivable		33,385		-
Total current assets		37,439		8,317
PROPERTY AND EQUIPMENT, net of accumulated depreciation of $68,692 and $35,403		209,195		178,191
INTANGIBLES, net of accumulated amortization of $28,661 and $20,403		113,671		117,149
NONCURRENT ASSETS:				
Deferred tax asset		247,064		190,936
Total assets	$	607,369	$	494,593

HITCH HOTEL, INC.
BALANCE SHEET (continued)
DECEMBER 31, 2020 AND 2019

LIABILITIES AND STOCKHOLDERS' DEFICIT

	2020	2019
CURRENT LIABILITES:		
Accounts payable	$ 5,121	$ 5,121
Income tax payable	1,811	2,717
Customer deposits	335,859	337,359
Interest payable	124,214	70,166
Notes payable, current portion	44,093	36,000
Total current liabilities	511,098	451,363
NONCURRENT LIABILITES:		
Notes payable, net of current portion	441,971	380,000
Total liabilities	953,069	831,363
STOCKHOLDERS' DEFICIT:		
Common stock, 4,000,000 shares authorized $0.0001 par value, 1,026,134 and 1,000,000 issued and outstanding	1,003	1,000
Paid in capital	246,417	122,570
Accumulated deficit	(593,120)	(460,340)
Total stockholders' deficit	(345,700)	(336,770)
Total liabilities and stockholders' deficit	$ 607,369	$ 494,593

HITCH HOTEL, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
SALES	$ -	$ -
COST OF SALES	-	-
Gross profit from sales	-	-
OPERATING EXPENSES	134,060	222,864
Loss from operations	(134,060)	(222,864)
OTHER INCOME (EXPENSES):		
Interest expense	(54,048)	(37,390)
Loss before provision for income taxes	(188,108)	(260,254)
PROVISION FOR (BENEFIT FROM) INCOME TAXES:		
Current	800	800
Deferred	(56,128)	(76,938)
Net loss	$ (132,780)	$ (184,116)

HITCH HOTEL, INC.
STATEMENT OF STOCKHOLDERS' DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2020 AND 2019

	Common Stock	Paid in Capital	Unappropriated Retained Earnings/ (Accumulated Deficit)	Total
Balance as of January 1, 2019	$ 1,000	$ 112,673	$ (276,224)	$ (162,551)
Net loss	-	-	(184,116)	(184,116)
Additional paid in capital	-	9,897	-	9,897
Balance as of December 31, 2019	$ 1,000	$ 122,570	$ (460,340)	$ (336,770)
Balance as of January 1, 2020	$ 1,000	$ 122,570	$ (460,340)	$ (336,770)
Net loss	-	-	(132,780)	(132,780)
Common stock issued	3	-	-	3
Additional paid in capital	-	123,847	-	123,847
Balance as of December 31, 2020	$ 1,003	$ 246,417	$ (593,120)	$ (345,700)

See Independent Accountants' Review Report and the accompanying notes which are an integral part of these financial statements

HITCH HOTEL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (132,780)	$ (184,116)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	41,547	28,229
Changes in operating assets and liabilities:		
Other receivables	(33,385)	-
Deferred taxes	(56,128)	(76,938)
Income taxes payable	(906)	886
Customer deposits	(1,500)	127,435
Interest payable	54,048	37,390
Net cash used in operating activities	(129,104)	(67,114)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital expenditures	(64,293)	(83,390)
Intangible expenditures	(4,780)	(6,200)
Additional paid in capital	123,847	9,897
Net cash provided by investing activities	54,774	(79,693)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from notes payable	72,064	128,400
Repayments of notes payable	(2,000)	-
Issuance of common stock	3	-
Net cash provided by financing activities	70,067	128,400
Net decrease in cash	(4,263)	(18,407)
Beginning cash	8,317	26,724
Ending cash	$ 4,054	$ 8,317

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

	2020	2019
Cash paid during the period for:		
Interest	$ -	$ -
Income taxes paid	$ 1,600	$ -
Equipment acquired through financing agreements	$ 46,064	$ -

See Independent Accountants' Review Report and the accompanying notes which are an integral part of these financial statements

1. ORGANIZATION AND BUSINESS:

Hitch Hotel, Inc. (the "Company") is a Delaware corporation organized on Decmeber 9, 2019. Hitch Hotel, Inc. a California corporation organized on April 21, 2015 merged with the Company in Decmeber 2019. The company is a leading innovator of expandable, lightweight wheel-less trailers and storage options for the outdoor advernture and recreational markets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Company uses the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments , which creates a new credit impairment standard for financial assets measured at amortized cost and available-for-sale debt securities. The ASU requires financial assets measured at amortized cost (including loans, trade receivables and held-tomaturity debt securities) to be presented at the net amount expected to be collected, through an allowance for credit losses that are expected to occur over the remaining life of the asset, rather than incurred losses. The ASU requires that credit losses on available-for-sale debt securities be presented as an allowance rather than as a direct write-down. The measurement of credit losses for newly recognized financial assets (other than certain purchased assets) and subsequent changes in the allowance for credit losses are recorded in the statement of income as the amounts expected to be collected change. The ASU is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company does not intend to early adopt. The Company is currently evaluating the impact of adopting this new guidance on its financial statements and does not expect the impact to be significant.

CASH AND CASH EQUIVALENTS

Cash consists of unrestricted cash in bank accounts.

PROPERTY AND EQUIPMENT

Property and equipment are carried at cost. Depreciation expense is computed under the straight-line method over the estimated useful lives of the assets, which are generally three to seven years.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

PROPERTY AND EQUIPMENT (Continued)

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income for the period. The cost of maintenance and repairs is charged against income as incurred, whereas significant renewals or betterments are capitalized. Depreciation expense for the year ended December 31, 2020 and 2019 totaled $33,289 and $20,249, respectively.

INTANGIBLE ASSETS

Intangible assets consist of start-up costs, website design, and patents, which are amortized over the expected lives of the assets, which is generally fifteen to twenty years.

In accordance with GAAP, long-lived assets to be held and used are analyzed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. The Company evaluates at each balance sheet date whether events and circumstances have occurred that indicate possible impairment. If there are indications of impairment, the Company uses future undiscounted cash flows of the related asset or asset grouping over the remaining life in measuring whether the assets are recoverable. In the event such cash flows are not expected to be sufficient to recover the recorded asset values, the assets are written down to their estimated fair value.

Long-lived assets to be disposed of are reported at the lower of the carrying amount or the fair value of the asset, less the cost to sell. Management has determined that no such impairment exists and therefore, no adjustments have been made to the carrying value of long-lived assets as of December 31, 2020 and 2019. Amortization expense for the year ended December 31, 2020 and 2019 totaled $8,258 and $7,980.

INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes (if any). Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement presentation and income tax purposes.

The differences relate primarily to depreciable assets (use of different depreciation method and lives for financial statement and income tax purposes), allowances for doubtful receivables and accrued vacation (deductible when paid) and net operating loss carry forwards. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses and tax credits that are available to offset future taxable income.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

REVENUE RECOGNITION

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." The FASB also issued additional ASUs containing various updates to Topic 606 which are to be adopted along with ASU 2014-09 (collectively, "the new revenue recognition standard," "ASC 606"). ASC 606 supersedes the revenue recognition requirements in ASC 605, "Revenue Recognition." In accordance with the new revenue recognition standard, an entity recognizes revenue when it transfers promised goods or services to customers using a five-step model that requires entities to exercise judgment when considering the terms of contracts with customers. For non-public companies, the new revenue recognition standard is effective for financial statements issued for annual periods beginning after December 15, 2018, and interim periods within those annual periods. Entities may adopt the new guidance retrospectively to each prior reporting period presented under a full retrospective approach, or as a cumulative-effect adjustment as of the date of adoption under a modified retrospective approach. The Company adopted ASC 606 on January 1, 2019 using the modified retrospective approach to contracts not completed as of the date of adoption, with no restatement of comparative periods, and a cumulative-effect adjustment to retained earnings recognized as of the date of adoption.

As part of the adoption of ASC 606, management performed an assessment of the impact the new revenue recognition standard would have on the financial statements. Management's assessment also considered required changes in internal controls resulting from the adoption of the new revenue recognition standard. Although new controls have been implemented as a result of the adoption, such changes were not deemed material. A summary of the impact of the adoption of ASC 606 on the financial statements is included below.

Under legacy guidance, the Company recognized revenues at a point in time upon meeting relevant revenue recognition criteria. Under ASC 606, the timing of revenue recognition for all revenue streams continue to be recognized at a point in time, and our performance obligations and revenue recognition timing and practices are substantially similar to how revenues were recorded under legacy guidance.

ADVERTISING

The Company expenses the cost of promotions and advertising its products and services as incurred. Total cost of advertising for the year ended December 31, 2020 and 2019 was $38,586 and $14,185, respectively.

RESEARCH AND DEVELOPMENT

Research and development costs are expensed as incurred. Costs associated with the development of tooling and molds beyond the feasibility stage are capitalized with the project to the corresponding fixed asset account. Total research and development costs expensed for the year ended December 31, 2020 and 2019 was $0 and $770, respectively.

3. PROPERTY AND EQUIPMENT:

As of December 31, 2020 and 2019, property and equipment consisted of the following:

	2020	2019
Software	$ 3,443	$ 3,443
Tooling and molds	225,880	210,151
Vehicles	48,564	-
	277,887	213,594
Less: accumulated depreciation	68,692	35,403
	$ 209,195	$ 178,191

4. INTANGIBLES:

As of December 31, 2020 and 2019, intangibles consisted of the following:

	2020	2019
Start-up costs	$ 62,932	$ 62,932
Website design	18,700	18,700
Patent	60,700	55,920
	142,332	137,552
Less: accumulated amortization	28,661	20,403
	$ 113,671	$ 117,149

5. NOTES PAYABLE:

	2020	2019
Note payable due as a ballon payment including interest at 10% per annum, due December 2022.	$ 20,000	$ 20,000
Note payable due as a ballon payment including interest at 10% per annum, due December 2022.	20,000	20,000

5. NOTES PAYABLE: (Continued)

	2020	2019
Note payable due as a ballon payment including interest at 10% per annum, due December 2022.	64,500	60,000
Note payable due as a ballon payment including interest at 10% per annum, due December 2022.	64,500	60,000
Note payable due as a ballon payment including interest at 10% per annum, due December 2022.	235,000	220,000
Note payable due as a ballon payment including interest at 10% per annum, due November 2020.	36,000	36,000
Note payable due to Auto Nation, payable in in monthly installments of $897, including interest at 6.19%. Secured by property.	46,064	-
	486,064	416,000
Less: current portion	44,093	36,000
	$ 441,971	$ 380,000

Interest expense related to these notes for the year ended December 31, 2020 and 2019 amounted to $54,048 and $37,390, respectively.

Maturities of notes payable obligations over the following five years are as follows:

Years Ending December 31,	Amount
2021	$ 44,093
2022	412,618
2023	9,177
2024	9,771
2025	10,405
Thereafter	-
	$ 486,064

HITCH HOTEL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019

6. INCOME TAXES:

As of December 31, 2020 and 2019, the components of income tax (benefit) expense are as follows:

	2020	2019
Current:		
Federal	$ -	$ --
State	800	800
	800	800
Deferred:		
Federal	16,865	(20,523)
State	(72,993)	(56,415)
	(56,128)	(76,938)
Income tax benefit	$ (55,328)	$ (76,138)

The principal timing difference between the book and tax calculation for income taxes relate to the use of accelerated depreciation for income tax purposes, interest expense accrual and net operating loss carryovers.

The deferred tax asset and deferred tax liability comprised the following:

	2020	2019
Deferred tax asset:		
Federal net operating loss carryover	$ 190,229	$ 154,911
State net operating loss carryover	61,941	50,141
Federal other assets and liabilities	26,253	14,903
State other assets and liabilities	11,051	6,273
Total deferred tax asset	289,474	226,228
Deferred tax liability:		
Federal depreciation	(42,410)	(35,292)
Total deferred tax liability	(42,410)	(35,292)
Net deferred tax asset	$ 247,064	$ 190,936

As of December 31, 2020 the Company has the following net operating loss carry-forwards which may be applied against future taxable income. All net operating losses generated in years ending 2018 and beyond do not expire. The approximate amounts and expiration dates are as follows:

Expires December 31,	Federal	State
2037	$ 92,513	$ 71,853
Non-expiring	813,340	628,843
	$ 905,853	$ 700,696

7. ENVIRONMENTAL REGULATION:

Substantially all of the Company's facilities are subject to federal, state and local provisions regulating the discharge of materials into the environment. Compliance with these provisions has not had, nor does the Company expect such compliance to have, any material effect upon the capital expenditures, net income, financial condition or competitive position of the Company. Management believes that its current practices and procedures for the control and disposition of such waste comply with applicable federal and state requirements.

8. CAPITAL STOCK

COMMON STOCK

The Company has authorized 4,000,000 shares of $0.0001 par value common stock. On December 11, 2019 shares were issued to investors and diluted. During the year ended December 31, 2020 the Company issued 26,134 shares. At December 31, 2020, 1,026,134 shares were issued and outstanding.

9. SUBSEQUENT EVENTS:

The Company evaluated subsequent events through April 26, 2021 the date these financial statements were available to be issued. On January 30, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. While it is unknown how long these conditions will last and what the complete financial effect will be to the company, to date, the Company has experienced declining supply shortages and delays from vendors. Additionally, it is reasonably possible that estimates made in the financial statements have been, or will be, materially and adversely impacted in the near term as a result of these conditions.

HITCH HOTEL, INC.
SUPPLEMENTARY INFORMATION
SCHEDULE I - OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
OPERATING EXPENSES:		
Advertising and promotion	$ 38,586	$ 14,185
Automobile expense	9,493	12,780
Bank fees	2,882	1,384
Consultant fees	25,665	82,444
Depreciation and amortization	41,547	28,229
Management fees	2,133	26,227
Office supplies	578	7,154
Other taxes	366	575
Professional services	-	9,803
Repairs and maintenance	1,167	2,986
Research and development	-	770
Shipping	1,550	-
Subscriptions	2,558	3,454
Supplies	1,822	9,448
Telephone	3,528	1,680
Travel and entertainment	2,185	21,745
Total	$ 134,060	$ 222,864

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Hitch Hotel Inc.

A camper for the modern traveler



Website | Santa Clarita, CA | CONSUMER PRODUCTS | MANUFACTURING

For the traveler that wants to go out on their own, current options are limited to minimalist tents or bulky and expensive campers. Hitch Hotel is creating a new kind of camper - it is ultra-lightweight and expands from a compact, easy-to-tow-and-store trailer (even a sedan can tow it!) to a 7 foot living space to meet your on-the-go sleeping and storage needs.

$311,545 raised

509 Investors	$5M Valuation
$5.00 Price per Share	$235.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates 67 | Comments | Follow

Reasons to Invest

- Growing Market: We believe COVID-19 has marked a fundamental shift in consumer behavior towards more intimate types of travel -the global camping and caravanning market is expected to reach $50 billion by 2022.
- Patented Product: The Hitch Hotel is protected by 2 patents with 2 more pending - our product is easily expandable, easy to tow, and can sleep two adults comfortably. We've also signed an LOI with a Chinese manufacturer to help us bring the Hitch Hotel world wide!
- People want one of their own - The Hitch Hotel has been featured in dozens of press outlets, from Forbes to Lonely Planet. We believe the Hitch Hotel revolution is destined to come.

TRAVEL AS WE KNOW IT IS OVER

During an era of the COVID pandemic, even the AirBnB CEO even believes that traveling has fundamentally changed, becoming more intimate, more local, and to smaller communities.

Rewards

Get rewarded for investing more into Hitch Hotel Inc.:

$235+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$235+
Investment
Welcome to the Family
Invest $235+ | Receive $500 off any Hitch Hotel product.

$500+
Investment
Just Some Fresh Air
Invest $500+ | Receive $1,000 off any Hitch Hotel product.

> People are not getting on airplanes, they're not crossing borders, they're not meaningfully traveling to cities...***they're getting in cars. They're traveling to communities that are 200 miles away or less.***
>
> BRIAN CHESKY
> *Airbnb Co-Founder & CEO*

We believe the Hitch Hotel is the perfect option for this traveling revolution. Built by a team of outdoor enthusiasts, we've seen first hand the limited options when it comes to accessible, low cost, high-quality campers - the Hitch Hotel is here to change all of that.



After going through rigorous testing and patent development, we believe now is the perfect time to bring the Hitch Hotel to market. We're establishing manufacturing pipelines and sales distributors to bring the Hitch Hotel to travelers around the world. We've already signed an LOI with a Chinese manufacturer who will begin mass-producing our Hitch Hotels for both the US and global expansion!



THE PROBLEM

We believe traditional RV/campers don't cut it for the new kind of traveler.

We believe traditional RV/Campers were built for the enthusiasts who are dedicated and willing to spend their money on expensive options that require large storage space, heavy-duty tow vehicles.

But what about the entire market of campers and outdoor enthusiasts who want to get outdoors without the hassle or cost?



Bulky

$1,000+
Investment
Bring the S'mores
Invest $1,000+ | Receive $2,000 off any Hitch Hotel product.

$2,500+
Investment
Don't Forget the Cooler
Invest $2,500+ | Receive $2,500 off any Hitch Hotel product.

$5,000+
Investment
Road Trip!
Invest $5,000+ | Receive $2,500 off any Hitch Hotel product and 5% bonus shares.

$15,000+
Investment
Hit the Gas
Invest $15,000+ | Receive $2,500 off any Hitch Hotel product and 10% bonus shares.

$25,000+
Investment
Let's Drive Across Country
Invest $25,000+ | Receive $2,500 off any Hitch Hotel product and 15% bonus shares. Become a part of our Investor/Owners Club.

THE SOLUTION

The Hitch Hotel is an expandable camper but for the modern traveler

The Hitch Hotel is an ultra-portable camper built to be towed by any car, even sedans, and stored in easily in a garage - it expands from a 3-ft storage space to a 7ft living space that is able to comfortably sleep 2 people.

For wherever you're going & whatever you're going there in



We built the Hitch Hotel with the modern traveler in mind. It's easy to set up, easy to tow, and perfect for everything from weekend getaways to cross country road trips.

Setup is a breeze



Wherever you're going



THE MARKET

With COVID-19, we believe traveling has forever changed

The travel market is expanding rapidly, especially for millennials. 40 Million people in the U.S. go RV /backyard or car camping and 38% of them are millennials. The RV industry in the U.S. has grown 200% in the last 8 years according to RVIA.


8 | years
200% | growth
40M
go RV/backyard or car camping
38% | are millenials

Additionally, recent market reports predict that as travel becomes safe again, it's likely the camping market will get a greater share of leisure travelers' trips in 2020.


Reinvent camping trips

OUR TRACTION

We've secured 2 Patents and an Established Manufacturing Pipeline


PATENTED
PATENTED
PATENT PENDING
PATENT PENDING
PATENT PENDING

Product - After rigorously testing the Hitch Hotel Trailer we have secured 2 patents and have additional 3 pending.

Market - We've received hundreds of inquiries about the Hitch Hotel and have been featured in dozens of press, from Forbes to Lonely Planet.

Manufacturing - We have begun conversations with global manufacturers and have received an LOI from a Chinese manufacturer who will be funding the build of a large batch of Hitch Hotels! With Guangdong Ecocampor Vehicle Co., we'll be working to fine-tune our mass manufacturing while sending out our first Hitch Hotels.



Disclaimer: Pictured above is a facility owned by our Manufacturer Guangdong Ecocampor Vehicle Co. This facility is not fully dedicated to Hitch Hotel, nor is it owned by Hitch Hotel. The image is an illustration of the Chinese manufacturer only, all supplies and parts displayed are not company's products.

HOW WE ARE DIFFERENT

The industry is filled with options, but we believe these are not well suited for the new wave of travelers. The Hitch Hotel does not need a heavy duty tow vehicle, a large storage space, or high levels of maintenance.



We've built a new kind of camper that we believe is truly timeless. The expandable capability makes it convenient to store and comfortable to sleep in.


More freedom.
Lower cost.
Hitch Hotel
21+ FT
$18,000+
12+ FT
$12,000+
39"
UNDER $6K

THE VISION

We want the Hitch Hotel to sleep millions of people on their adventures worldwide

We believe we have nailed the product. Now we're working to create a global manufacturing pipeline to bring the Hitch Hotel to travelers all around the world. We see a future in which the Hitch Hotel is an entire RV category of its own. We can't wait to help people explore more.


Heres to taking trips...
...& making memories!

OUR TEAM

Years of experience outdoors and businesses

Geoff and Gil are two outdoor enthusiasts who are dedicated to bringing their dream to reality. After experiencing the hassle of finding and using a camper themselves, they applied their own business acumen to creating a world-class solution.



WHY INVEST

Join the Hitch Hotel Revolution!

We believe our innovation has the potential to completely transform the world of traveling as we know it. We have a product we know people love so the last thing to do is get it into their hands. Join us as we build our manufacturing and build a new solution for a new era of travel.



In the Press

SHOW MORE

Meet Our Team



Geoff Patterson

CEO

Geoff Patterson, President/CEO, is no stranger to hard work and seeing his ideas through to fruition. He has spent his life building companies from the ground up with his visionary leadership and passion. For 25 years he has built, owned and operated a successful body shop in Valencia, California. However, on February 11, 2006, while attending a Motocross race, he and his son Geremy witnessed the racer James Marshall crash. This prompted him to change the way we look at motorcycle safety forever. He imported the Leatt Neck Brace and distributed it nationwide, creating over $10 million nationally and 17 million worldwide, in sales the first year. 47 million was generated worldwide in 3 years, thus making it a Household name. In 2009, he created Twisted Beverage Company. This popular beverage made it into 11 states and 1,500 stores in just a couple of months before the FDA recommended that caffeine was unsafe to mix with high alcohol content. His most recent and most potentially successful venture yet is his invention of the Hitch Hotel. The Outdoor Industry is one of the most overlooked economic multi-hundred billion-dollar industries in the nation! Geoff's expertise in building from the ground up – whether it is a vehicle or a multi-million dollar business – will lead Hitch Hotel into the top ranks of this ever-growing mega-industry, thereby again creating a product with Household name status.



Gil Goren

Vice President & Co-Founder

Gil Goren, Vice President, is a proactive, results-driven professional with an 20 year record of achievement and demonstrated expertise in generating, growing business and closing deals. Gil has strong interpersonal skills and an exceptional ability to identify and anticipate customers' needs with both inside and outside sales. He is consistently ranked among the top producers in various environments including established, emerging and startup operations.

Offering Summary

Company	Hitch Hotel, Inc.
Corporate Address	24852 Avenue Rockefeller, Santa Clarita, CA 91355
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$235.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	2,000
Maximum Number of Shares Offered	214,000
Price per Share	$5.00
Pre-Money Valuation	$5,000,000.00

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Perks and Investment Incentives*

Early Bird:

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 20% bonus shares

Early Bird Bonus

Invest within the next 8 days and receive an additional 15% bonus shares

Volume-Based:

$235+

Welcome to the Family

Invest $235+ | Receive $500 off any Hitch Hotel product

$500+

Just Some Fresh Air

Invest $500+ | Receive $1,000 off any Hitch Hotel product.

$1,000+

Bring the S'mores

Invest $1,000+ | Receive $2,000 off any Hitch Hotel product.

$2,500+

Don't Forget the Cooler

Invest $2,500+ | Receive $2,500 off any Hitch Hotel product.

$5,000+

Road Trip!

Invest $5,000+ | Receive $2,500 off any Hitch Hotel product and 5% bonus shares.

$15,000+

Hit the Gas

Invest $15,000+ | Receive $2,500 off any Hitch Hotel product and 10% bonus shares.

$25,000+

Let's Drive Across Country

Invest $25,000+ | Receive $2,500 off any Hitch Hotel product and 15% bonus shares. Become a part of our Investor/Owners Club.

**All perks occur when the offering is completed.*

" The discount coupon for the HH product can be transferred to any family member or friend"

The 10% Bonus for StartEngine Shareholders

Hitch Hotel, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $5/ share, you will receive 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments. Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Hitch Hotel & Surfercross

9 days ago

Last week Hitch Hotel debuted its newest model with all the added bells and whistles. Pro and amateur action sports industry veterans showed up for this Southern California event and the Hitch Hotel was very well received. As many outdoor enthusiasts venture out the Hitch Hotel is there to provide shelter, safety and comfort.


805
PROPERLY CHILL
FASTHOUSE
805
PROPERLY CHILL
SURFERCROSS

Notice of Funds Disbursement

15 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Hitch Hotel Inc. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Hitch Hotel Inc. be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Preparing for 2022

19 days ago

Hi Everyone,

As we enter into the last quarter of 2021, we're looking ahead towards 2022. Our frame and fiberglass manufacturers are gearing up for this to be a breakthrough year for Hitch Hotel Inc. We would also like to make sure that every investor that would like a Hitch Hotel product in 2022 be first in line when we go into full scale production next year.

If you or any of your family members would like to purchase a Hitch Hotel product in 2022 and use your campaign perk please follow up by sending Holly a request to be put on the Start Engine Investors pre order list. No deposit or other action is required.

Please notify Holly within the next 30 days to be put on the list.

Holly@hitchhotel.com

Thanks again,

Team Hitch Hotel

Notice of Material Change in Offering

30 days ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Hitch Hotel Inc. offering. Here's an excerpt describing the specifics of the change:

Issuer extended campaign for 90 days

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Why SEMA?

about 1 month ago

After announcing that we're going to participate in SEMA 2021, we've been contacted by numerous large scale distributors and global retailers asking for more information about the Hitch Hotel. In our responses, we've directed each of them to our Startengine campaign, and we've also invited them to come visit us at the show. We were very lucky to reserve booth #12965 in the West Hall. We'll have a private room to hold meetings with any potential partner. Additionally, there's a lot of heavy foot traffic in the hall, so we'll be easy to find. If you're in Las Vegas on Nov. 2-5, please come by and say hello.

Why SEMA? The answer can be found here:

https://www.youtube.com/sema/featured

Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Hitch Hotel Inc. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Hitch Hotel Inc. be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Hitch Hotel to exhibit at the 2021 SEMA Show in Las Vegas

about 2 months ago

We are proud to announce that Hitch Hotel will be exhibiting at the SEMA Show November 2-5, 2021 in Las Vegas, NV. This will be the first time that Hitch Hotel will be seen at SEMA. This four-day aftermarket industry trade show and event historically brings in over 160,000 attendees.

SEMA 2021 by the numbers:

- 71,000 companies with buyers at the show.
- 3,300 media representatives representing online digital and print publications.
- 2,400 exhibits.
- Over 3,000 new products in the New Products Showcase.
- Attendees from 140 countries.

Please make your plans to come see us.

Hitch Hotel Worldwide Patent Process moves forward

2 months ago

International Search Report ("ISR") and Written Opinion of the International Searching Authority ("ISA") that issued for the above-referenced PCT application

On February 24, 2021 we filed for a worldwide patent for our Traveler "Wheeled" version of the Hitch Hotel. After examining the application, it is the opinion of the International Searching Authority that we have multiple claims that are patentable within our design.

We are happy to report that we're now in the process of moving into the next phase of the worldwide patent process. This will be a huge asset to our company as we begin to create distribution around the globe.

Gil Goren, Vice President of Hitch Hotel Inc. stated: *"For the last 7 years we've continuously added detailed utility patents to our portfolio. Understanding that the worldwide demand for the Hitch Hotel is growing rapidly, we couldn't be more pleased with the Searching Authority's opinion."*

Grant Nelson, CEO of Core Technologies Inc. in New Zealand and lead engineer of Hitch Hotel Inc. also had this to say: *"We've gone to great lengths to create a never seen before design in the RV world. Additionally, with today's smaller cars, both gas and electric, now is the time to introduce The Traveler around the world."*

Firefox about:blank

LEWIS | ROCA

Glendale, CA 91203-1445
lewisroca.com

Post Office Box 29001
Glendale, CA 91209-9001

Partner
Admitted in California

May 4, 2021

Via Email Only
geoff@hitchhotel.com

Mr. Geoffrey Patterson
HITCH HOTEL, INC.
c/o Geoff Patterson
24852 Avenue Rockefeller
Valencia, CA 91355

Re: PCT Patent Application Entitled
WHEELED ASSEMBLY
Application No.[redacted] Filed February 24, 2021
Assignee: HITCH HOTEL, INC.
LR Ref.[redacted]

Dear Geoff:

Please find enclosed a copy of the International Search Report ("ISR") and Written Opinion of the International Searching Authority ("ISA") that issued for the above-referenced PCT application.

The Written Opinion is the opinion of the United States Patent Office, which we selected as the International Searching Authority, concerning the patentability of this international application. The Written Opinion is a preliminary, non-binding opinion concerning the patentability of this application. However, the Written Opinion may be persuasive in those countries in which you later choose to seek patent protection.

As you may recall, you have 30-months from the filing date of this application in which to select the countries/regions in which you are interested in seeking foreign patent protection (i.e., until **August 24, 2022**). When you "enter the national/regional stage" by selecting those foreign countries/regions in which you are interested in seeking patent protection, these select countries/regions will separately examine the application for patentability, but will likely find the Written Opinion to be persuasive. Accordingly, it is beneficial to obtain a favorable Written Opinion before entering the national/regional stage.

We have three options for proceeding: (i) file no response to the Written Opinion and wait for the individual countries/regions to examine the application after entering the national/regional stage; (ii) amend the claims under Article 19 by the deadline of June 27; 2021 or (iii) amend the claims and/or file remarks and arguments under Article 34 by the deadline of December 24, 2021. Article 19 amendments permit us only to amend the claims, whereas Article 34 responses allow us to both amend the claims and argue against the prior art references cited in the ISR.

Notice of Funds Disbursement

2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Hitch Hotel Inc. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Hitch Hotel Inc. be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Hitch Hotel signs LOI with Nauste Solutions in Norway

3 months ago

Hitch Hotel Inc. is pleased to announce that it has come to an agreement with Nauste Solutions to become its exclusive distributor and retailer in the country of Norway. This continues Hitch Hotels trajectory of spreading the global brand of its products. We are excited for the possibilities and even more optimistic that with the help and interest of other adventurers globally that it won't be long before you will see Hitch Hotels in every part of the world.

LETTER OF INTENT /NORWAY
HITCH HOTEL INC. / Nauste Solutions, Mats Jensen Nesse

The following document describes details of what is being agreed to between Hitch Hotel Inc. (a US company) and Nauste Solutions, Mats Jensen Nesse (Norwegian company).

In an effort to further strengthen the global foundation of Hitch Hotel Inc., we propose the following outline for consideration with Nauste Solutions, Mats Jensen Nesse.

- *Exclusive 2-year distribution of all Hitch Hotel products throughout Norway*
- *Gross Profits in line with previously sent outline of percentages*
- *Control of all sales/distribution/dealer partnerships*
- *First right of refusal for initial distribution into neighboring countries*

Exclusive Distribution:

We propose that Nauste Solutions (will be the sole distribution hub for Hitch Hotel Inc. in Norway. This agreement would remain in place for 2 years. During that period, Nauste Solutions will actively pursue all possibilities to promote the product line. This includes providing at least one location for all sales, service, and warranty needs. Additionally, when able, Nauste Solutions, will travel to tradeshows and events to further promote the product line. Advertising will be the responsibility of Nauste Solutions.

Gross Margin / Shipping

It is agreed that Nauste Solutions, will make no less than a 30% (before shipping) gross margin on all sales of Hitch Hotel product. This percentage can increase as volume dictates. Hitch Hotel Inc. will split 50/50 shipping costs with Nauste Solutions to Norway.

Future Dealer Network/ European Market

When Hitch Hotel is ready to enter the additional markets, Nauste Solutions will be given first right of refusal for neighboring territory. Hitch Hotel Inc. will require Nauste Solutions to show that they have the resources to oversee this distribution. This will include providing a business plan which shows contracts with European dealers, potential growth markets, and a financial plan showing a three-year projection.

__________ Gil Goren / V.P - Hitch Hotel Inc. Date: 06/06/21

__________ Mats Jensen Nesse/ Nauste Solutions, Mats Jensen Nesse Date: 06.06.21

SHOW MORE UPDATES

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. 14 days ago Pinned by Company
Hello, How much does a hitch hotel go for?
And how much does it cost to manufacture one?
0 View 1 reply

Aaron G. a month ago
Im also looking for the cusip number for your stock certificates.
0

Aaron G. a month ago
Hello, I would like to know rather you trade on the market and if so what is your ticker?
0 View 1 reply

---

john i. 1 INVESTMENT a month ago
Does the statement above regarding one bonus mean that I will only receive the start engine 10% shares but not the hit the road 5% bonus shares? That limitation was no where to be found when i invested.
0

Tyler F. 6 INVESTMENTS a month ago
How about a bike hotel? Is there a way to fit bikes inside the hitch hotel. You should make one just for bikes.
0 View 2 replies

Kenneth F. 5 INVESTMENTS a month ago
What price will you be selling these for and what is the estimated cost to build one?
Unable to locate that anywhere in the literature or in the video
0 View 2 replies

Qasiar A. a month ago
Minimum invest can i buy from https://www.giftsgates.com/
0 View 1 reply

Paula z. 3 INVESTMENTS 2 months ago
Sounded good until the part of the video where it says that they are manufactured in China. Sorry guys, I'm out!!
0 View 1 reply

Tommy J. 3 INVESTMENTS 3 months ago
I know you expected to have the hitch hotel ready by late spring, but it is approaching summer, so I was wondering when could investors expect to buy a unit, is it looking like 2022?
0 View 1 reply

Gail g. 1 INVESTMENT 3 months ago
I am so excited to purchase my Hitch Hotel. I am an early "Bring the S'mores" investor :) I do have one suggestions - please make sure there is also a screen option so you can keep the main door and windows open (I hope there are two windows?) but keep the bugs out! Can't wait
0 View 1 reply

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

<u>Video 10/8</u>

GG: We believe that traveling preferences have forever changed in the midst of the current pandemic. The Hitch Hotel is a solution for the new wave of campers the world is seeing.

GP: I'm Geoff Patterson and together with my co-founder Gil Goren we'd like to invite you to join us as we change the way people go outdoor adventure traveling.

GP: Outdoor enthusiasts traditionally seek to maximize time spent exploring or relaxing and minimize cost spent on lodging. Traditional RV's and campers are expensive, require larger vehicles for towing and need ample storage when not in use.

GG: Now the Hitch Hotel fills the gap between tents and RV's. When compact the Hitch Hotel boasts a mere 39" footprint and can be stowed easily in a garage or carport. It can carry a 550lb payload, attaches to any vehicle hitch and when expanded is 7 ft long.

GP: In today's Covid-19 climate the safer, more isolated and self-contained RV industry is seeing a sizeable uptick in business *(https://www.cnn.com/travel/article/buying-rv-worth-it/index.html)* . In fact, the industry is witnessing more and more people looking for self-contained campers as a viable vacation option. RV Trader is up 80% and RV rentals are seeing anywhere from a 400%-1000% increases *(https://www.businessinsider.com/rv-rental-companies-spike-bookings-states-lifting-stay-home-orders-2020-6).*

GG: Commercial airline travel is down 43% *(https://www.nytimes.com/2020/08/20/travel/airplanes-coronavirus.html)* and less than half of Americans feel safe going to hotels *(https://www.northstarmeetingsgroup.com/News/Hotels-and-Resorts/Coronavirus-Update-Hotel-Resort-Casinos-Closed-Economic-Impact).* The pandemic has sparked interest in camping especially in first timers and younger generations.

GG: so hopefully as restrictions loosen worldwide we believe that people will be looking at how they can get outside closer to home and be as safe as possible.

GP: There has never been a better time to fill a fertile untapped niche with a product that is easy to use, safe, efficient, affordable and above all- in demand *(https://www.cnn.com/travel/article/buying-rv-worth-it/index.html)*

GG: Despite our love affair with smaller, sleeker gadgets and vehicles, no RV or tent company has evolved past where we are today. The time for evolution and innovation is now! **With our signed letter of intent** with our manufacturer and distributor partnership Kindleplate in China we are poised to open the global market to our family of Hitch Hotel products.

Thank you for your time and consideration.

<u>Video: Hitch Hotel & Traveler v2</u>

Graphic: The ideal is to feel at home anywhere, everywhere. - Geoff Dyer, Paris Trance

Narration: In today's challenging times, getting out into nature is one of the best ways to experience to decompress and live a happier and healthier life. Introducing the Hitch Hotel. When inventor Jeff Patterson originally designed a cargo box for his son's need to safely secure and store his mountain bike while traveling, he realized he could do a lot more.

Narration: It was then the world's first hitch hotel was born. With two models to choose from, the hitch hotel classic and the all new hitch hotel travel. Easy to set up, it becomes a traveling hotel for everyone who loves an adventure and good night sleep.

Narration: Ready to go whenever and wherever.

Narration: The Hitch Hotel is built tough lightweight aircraft aluminium and hand laid fiberglass. The Hitch Hotel is designed to store and transport your valuable equipment completely self supportive. Requiring no heavy lifting. The Hitch Hotel can be set up in just a minute once you reach your destination. It's truly an organic extension of your vehicle.

Narration: When expanded, it becomes a large sleeping area of over 135 cubic feet. It will keep you and your belongings safe and secure in any environment. And when you are done with your adventure, simply tuck the hitch hotel into 38 inches of space.

Narration: Enjoy your adventurous life a lot more while relaxing and sleeping comfortably with the Hitch Hotel.

Graphic: as futured in the awesomer, trend hunter, autoblog, forbes, adventure sports network, car and driver, lonely planet, etc.

Narration: Wherever you're going, whenever you get there, your room is ready.

Graphic: www.hitchotel.com

Video 3

VO: Introducing the hitch hotel traveler

VO: The next level in adventure simplicity

VO: The traveler is considered one of the most compact trailers in the marketplace today

VO: Not only can you carry more stuff but when you're done simply back into your garage carport or parking space and release roll retract

Text: Rotating 1000lb wheeled jack

Text: Rotating/adjustable left and right stabilizer

Text: Patent-pending collapsable tow bar

Text: easily store in 39 inches of space

Text: 10” aluminum rims with radial tires rated at 80mph

Text: 1000lb torsion bar suspension

Text: Quick release removable/adjustable rear frame support

Text: Internal locking pins

Text: Patented retractable/adjustable rear stabilizing supports

Text: Braking wheels

VO: The Hitch Hotel traveler your room is ready

Graphic: Hitch Hotel Logo

Text: www.hitchotel.com

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

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- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

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